November 27, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Barbara C. Jacobs Assistant Director Mail Stop 4561

Re:	B.O.S. Better Online Solutions Ltd. Amended Registration Statement on Form F-3 File No. 333-137153 Filed on October 30, 2006 Form 20-F/A File No. 001-14184 Filed on October 30, 2006

Ladies and Gentlemen:

We have set forth below the Company’s proposed response to the Staff’s comment letter dated November 9, 2006 with respect to the Registration Statement on Form F-3. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

In addition, please be advised that Mr. Shmuel Koren has replaced Mr. Adiv Baruch as the Company’s President and Chief Executive Officer. Please direct future correspondence concerning this matter to the attention of Mr. Koren.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company. page 16

We refer you to prior comment 4. In this regard, we note your amended disclosure regarding the long term sales agreement with Israel Aircraft Industries Ltd. on pages 12 and 13. Please ensure that your disclosure is materially complete. For example, but without limitation, disclosure regarding the “Special Business Provisions” of the agreement, such as the provision “that the prices will not exceed the prices Seller grants to its most favored customers for the same Parts” appears to be material to investors. Please revise or advise. Also, although we note that your 20-F has been amended to include the sales agreement with Israel Aircraft Industries, it does not appear that the entire agreement has been filed. For example, we note the reference to Appendix A throughout the agreement. Please revise your Form 20-F to include the complete agreement, including all appendices, as an exhibit or otherwise advise.

    (i)        Description of the IAI contract in the Form 20-F

        We have attached hereto as Exhibit A a proposed revision to the description of the IAI contract in the Form 20-F, which we believe includes a summary of all of the material terms of this contract.

    (ii)        Filing of exhibits and appendices

        The staff has requested that the Company file all appendices and exhibits to the IAI contract as exhibits to the Form 20-F. The IAI contract has one appendix – Appendix A, which is a list of the products subject to the contract, together with the prices of such products. In addition, the terms of IAI’s Standard Purchase Order Terms and Conditions (the “Standard Terms”) are incorporated by reference into the contract.

        The Company proposes to file the Standard Terms as an exhibit, but for the reasons set forth below respectfully requests that it not be required to file Appendix A. The Standard Terms are attached hereto as Exhibit B.

The IAI contract is an ordinary course business agreement that does not account for a material amount of the Company’s sales.

        The Company recognizes that if the IAI contract falls within one of the categories of agreements with respect to which disclosure is required under Instruction 4 to Item 19 of Form 20-F, it would be required to file all appendices and exhibits thereto, but believes that this contract does not fall within this category because:

—	it is an ordinary course business contract

—	that does not account for a major part of the Company's sales, and

—	the Company's business is not substantially depending on this contract.

        The IAI contract is an ordinary course business contract because it involves the sale of standard electronic components by Odem, which is part of the normal business activities of this company. The IAI contract covers parts to be supplied by Odem to IAI for the construction of certain specific models of business jets, which IAI has contracted to build on behalf of certain customers. The components that Odem supplies pursuant to the IAI contract are the same types of components that Odem supplies to IAI for use in the manufacture of other types of airplanes pursuant to individual purchase orders that are not subject to the contract. The reason that Odem entered into a contract with IAI covering the parts to be supplied for the manufacture of these particular models of planes was to comply with a requirement of IAI’s customer for these planes that IAI’s parts suppliers be subject to standardized supply agreements. Although the majority of Odem’s sales are made pursuant to individual purchase orders, it has entered into supply contracts with other customers from time to time in the ordinary course of its business.

        As indicated below, sales under the IAI contract represent a small percentage of the Company’s overall sales to IAI.

        In 2005 and the six months ended June 30, 2006, BOS had total revenues of approximately $27 million and $10 million, respectively, of which approximately $4.1 million and $2 million, respectively (or 15.3% and 20%) represented sales to IAI by Odem. Of the sales to IAI in 2005 and the first half of 2006, approximately $600 thousand and $94 thousand, respectively, (representing 2% and 0.9%, respectively, of BOS’s total revenues for these periods), were made pursuant to the IAI contract. The balance of the Company’s sales to IAI during these periods were made under individual purchase orders that were not subject to or governed by the IAI contract. These purchase orders were made pursuant to the Standard Terms which are not governed by any master contract.

The information set forth on Appendix A is not necessary for an Investor’s understanding of the business of the Company.

        Appendix A includes a list of more than 260 individual electronic components that are to be supplied under the IAI contract and the prices of such components, which, except for a few components (the most expensive of which is priced below $800), are below $100.

        Because of the large number of individual components listed on Appendix A and the relatively small individual purchase prices of each component, the Company does not believe that the information included on Appendix A would be material for an investor’s understanding of the Company’s business or financial results.

        However, the disclosure of this information could result in significant competitive harm to the Company as it would allow the Company’s competitors to seek to undercut the Company’s price structure. It could also allow the Company’s other customers to seek to negotiate more favorable pricing terms with the Company.

        If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially, Brian Brodrick